UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Steel Vault Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8009
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 26, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,655,134

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,655,134

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,655,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	46.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85815A 103
Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of Steel Vault Corporation, a Delaware corporation (“Steel Vault”), formerly known as IFTH Acquisition Corp., and is being filed on behalf of William J. Caragol to amend the Schedule 13D that was originally filed on November 10, 2008, as amended on January 6, 2009, with the Securities and Exchange Commission. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby restated as follows:
On August 1, 2008, Blue Moon Energy Partners LLC (“Blue Moon”) entered into a Purchase Agreement for the purchase of 2,570,000 shares of common stock, par value $0.01 per share (the “Shares”) from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in Steel Vault. Blue Moon paid, in consideration for the Shares, $400,000, which amount was provided as capital contributions by the members of Blue Moon in consideration for the Shares. Mr. Caragol is a member and manager of Blue Moon.
On October 24, 2008, Mr. Caragol, due to his appointment as acting chief executive officer and acting chief financial officer of Steel Vault, and in lieu of salary compensation through the end of 2009, received 1,000,000 Shares, 500,000 of which were restricted and vested upon his appointment as an officer or director. On December 29, 2008, Mr. Caragol made a gift of 200,000 Shares to an irrevocable family trust.
On March 20, 2009, Blue Moon and Steel Vault entered into a Secured Convertible Promissory Note (the “Note”) for $190,000. The unpaid principal and accrued and unpaid interest under the Note can be converted at any time into common stock of Steel Vault at a price of $0.44 per share. At maturity, the Note can be converted into 477,134 Shares. As part of the consideration for the Note, Steel Vault granted to Blue Moon a Common Stock Purchase Warrant, dated March 20, 2009 (the “Blue Moon Warrant”), to purchase 108,000 Shares at a price of $0.44 per share, which Blue Moon Warrant is currently exercisable. A copy of the Note and Blue Moon Warrant are attached hereto as Exhibit 1 and Exhibit 2, respectively.
On July 25, 2008, Steel Vault granted Mr. Caragol a stock option to purchase 200,000 Shares, at an exercise price of $0.21 per Share, which stock option will become exercisable on July 25, 2009. As a result, Mr. Caragol acquired beneficial ownership of the Shares underlying the option on May 26, 2009, sixty days prior to the date the stock option becomes exercisable.
On June 4, 2009, Steel Vault completed a financing transaction with VeriChip Corporation, a Delaware corporation (“VeriChip”), which included a guaranty of collection, dated June 4, 2009 (the “Guaranty”), given by Mr. Caragol for the benefit of VeriChip, for which Steel Vault granted Mr. Caragol a Common Stock Purchase Warrant, dated June 4, 2009 (the “Caragol Warrant”), to purchase 500,000 Shares at a price of $0.30 per share. The Caragol

CUSIP No.	85815A 103
Warrant is currently exercisable and is void after June 4, 2014. A copy of the Caragol Warrant and Guaranty are attached hereto as Exhibit 3 and Exhibit 4, respectively.
The description of certain terms of the Note, Blue Moon Warrant, Caragol Warrant and Guaranty set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the documents.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby restated as follows:
(a) and (b) As a manager of Blue Moon, Mr. Caragol is deemed to beneficially own 3,155,134 Shares beneficially owned by Blue Moon. Mr. Caragol also beneficially owns 500,000 Shares issuable pursuant to the Caragol Warrant, 200,000 Shares issuable upon the exercise of a stock option and 800,000 Shares. Mr. Caragol beneficially owns a total of 4,655,134 Shares, representing 46.6% of the outstanding common stock of Steel Vault. Mr. Caragol has sole voting and dispositive power over 4,655,134 Shares.
Blue Moon and Mr. Scott R. Silverman, who together with Mr. Caragol may be deemed to have become members of a group, beneficially own Shares of Steel Vault as follows:

	Potential Deemed			Total Potential	Potential Deemed
	Ownership Through			Deemed	Ownership
	Blue Moon(1)	Other Shares held		Ownership	Percentage(5)
Scott R. Silverman	3,155,134	4,050,001	(2)	7,205,135 (3)	58.9%
Blue Moon	3,155,134	0		3,155,134 (4)	34.0%

(1)	Consists of 2,570,000 Shares and 585,134 Shares currently underlying the Note and Blue Moon Warrant.

(2)
Consists of (i) 1,100,000 Shares, (ii) 2,000,001 shares held by VeriChip of which Mr. Silverman is a controlling stockholder and executive chairman of the board and (iii) 950,000 Shares underlying stock options exercisable within sixty days of the date hereof.

(3)	Mr. Silverman has sole voting and dispositive power over all of these Shares.

(4)	Blue Moon has sole voting and dispositive power over all of these Shares.

(5)	In computing the percentage ownership, shares of common stock subject to convertible securities are deemed outstanding.
(c) On July 25, 2008, Steel Vault granted Mr. Silverman a stock option to purchase 500,000 Shares, at an exercise price of $0.21 per Share, which stock option will become exercisable on July 25, 2009. As a result, Mr. Silverman acquired beneficial ownership of the Shares

CUSIP No.	85815A 103
underlying the option on May 26, 2009, sixty days prior to the date the stock option becomes exercisable.
On June 4, 2009, VeriChip used its working capital to purchase a secured convertible promissory note for $500,000 (the “VeriChip Note”) from Steel Vault. The VeriChip Note accrues interest at twelve percent per year payable on the first anniversary of the VeriChip Note and quarterly thereafter, can be prepaid in full at any time without penalty, and matures on June 4, 2011. The unpaid principal and accrued and unpaid interest under the VeriChip Note can be converted at any time into common stock of Steel Vault at a price of $0.30 per share. The principal is convertible into 1,666,667 shares of Steel Vault common stock. The financing transaction also includes a common stock purchase warrant, dated June 4, 2009, given to VeriChip to purchase 333,334 common shares of Steel Vault at a price of $0.30 per share (the “VeriChip Warrant”). The VeriChip Warrant is currently exercisable and is void after June 4, 2014. The VeriChip Note and VeriChip Warrant were issued pursuant to a Convertible Note and Warrant Subscription Agreement, dated June 4, 2009, between VeriChip and Steel Vault. Mr. Silverman is a controlling stockholder of VeriChip and its executive chairman of the board.
(d) Blue Moon and its members, Mr. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member Mr. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares of Steel Vault deemed to be beneficially owned by Blue Moon.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The description of the terms of the Note, Blue Moon Warrant, Caragol Warrant and Guaranty described in “Item 3. Source and Amount of Funds or Other Consideration” is herein incorporated by reference.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Secured Convertible Promissory Note between Blue Moon Energy Partners LLC and Steel Vault Corporation dated March 20, 2009*

Exhibit 2	Warrant of Blue Moon Energy Partners LLC to Purchase Common Stock of Steel Vault Corporation, dated March 20, 2009*

Exhibit 3	Warrant of William J. Caragol to Purchase Common Stock of Steel Vault Corporation, dated June 4, 2009

Exhibit 4	Guaranty of Collection among William J. Caragol, VeriChip Corporation and Steel Vault Corporation, dated June 4, 2009

*	Incorporated by reference to the Current Report on Form 8-K filed by Steel Vault Corporation on March 24, 2009 with the Securities and Exchange Commission.

CUSIP No.	85815A 103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 17, 2009

/s/ William J. Caragol
Name: William J. Caragol

EXHIBIT INDEX

Exhibit
No.	Description
1	Secured Convertible Promissory Note between Blue Moon Energy Partners LLC and Steel Vault Corporation dated March 20, 2009*

2	Warrant of Blue Moon Energy Partners LLC to Purchase Common Stock of Steel Vault Corporation, dated March 20, 2009*

3	Warrant of William J. Caragol to Purchase Common Stock of Steel Vault Corporation, dated June 4, 2009

4	Guaranty of Collection among William J. Caragol, VeriChip Corporation and Steel Vault Corporation, dated June 4, 2009

*	Incorporated by reference to the Current Report on Form 8-K filed by Steel Vault Corporation on March 24, 2009 with the Securities and Exchange Commission.